HARVEST ENERGY TRUST

NOTICE OF NON-QUALIFICATION UNDER
NATIONAL INSTRUMENT 44-101 SHORT FORM PROSPECTUS DISTRIBUTIONS

TO: Alberta Securities Commission

AND TO: The securities regulatory authority or regulator in each of the provinces and territories of Canada other than Alberta

Notice is hereby given that Harvest Energy Trust (the "Issuer") ceased to be qualified to file a prospectus in the form of a short form prospectus under National Instrument 44-101 *Short Form Prospectus Distributions* following the indirect acquisition on December 22, 2009 of all of the issued and outstanding equity securities of the Issuer by Korea National Oil Corporation. Accordingly, to the extent that the Issuer is deemed under securities legislation to have declared its intention to be so qualified, that declaration and any prior notice in respect thereof is withdrawn.

This notice does not evidence any intentions of the Issuer with respect to any future financings or other transactions.

DATED: March 31, 2010

HARVEST ENERGY TRUST, by its Administrator,
Harvest Operations Corp.

By: *(signed) "John Zahary"*
John Zahary
President and Chief Executive Officer